Exhibit 1

EXECUTION COPY

AMENDMENT NO. 2 TO

PURCHASE AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”), dated as of April 19, 2018, to the Purchase Agreement, dated as of October 27, 2016, by and between NXP SEMICONDUCTORS N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (the “Company”), and QUALCOMM RIVER HOLDINGS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of The Netherlands (“Buyer”), as amended by Amendment No. 1, dated as of February 20, 2018, by and between the Company and Buyer (as amended by Amendment No. 1, the “Purchase Agreement”), is entered into by and between the Company and Buyer. Capitalized terms used but not defined in this Amendment shall have the respective meanings as specified in the Purchase Agreement.

WHEREAS, in accordance with Section 9.03 of the Purchase Agreement, the Parties desire to amend the Purchase Agreement and the Company Letter as set forth in this Amendment so as to, among other things, extend the End Date;

WHEREAS, the Company Board has (i) determined that, on the terms and subject to the conditions set forth in this Amendment and the Purchase Agreement, this Amendment, the Purchase Agreement (as amended by this Amendment) and the Signing Transactions (as amended by this Amendment) are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of this Amendment, the Purchase Agreement (as amended by this Amendment) and the Signing Transactions (as amended by this Amendment) and the execution, delivery and performance of the Company’s obligations under this Amendment and the Purchase Agreement (as amended by this Amendment) and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement (as amended by this Amendment), including Section 5.03(d) of the Purchase Agreement, to confirm its support of the Offer, and recommendation of the acceptance of the Offer by the shareholders of the Company; and

WHEREAS, the board of directors of Buyer has determined that this Amendment, the Purchase Agreement (as amended by this Amendment) and the Transactions (as amended by this Amendment) are in the best interests of Buyer and has approved the execution, delivery and performance of this Amendment and the Purchase Agreement (as amended by this Amendment) and the consummation of the Transactions (as amended by this Amendment).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Amendment and the Purchase Agreement, the Parties agree as follows:

Section 1. End Date. Section 8.01(b)(i) of the Purchase Agreement shall be amended and restated in its entirety to read as follows:

“if the Acceptance Time has not occurred on or before 11:59 p.m. (New York City time) on July 25, 2018 (as such date may be extended by the mutual written consent of the Company and Buyer, the ‘End Date’); provided that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party seeking to terminate if such Party is in Willful Breach of, or has Willfully Breached, any of its covenants, obligations or agreements under this Agreement prior to the Acceptance Time where such Willful Breach proximately caused the failure of the Acceptance Time to occur by the End Date;”

Section 2. Conduct of the Company.

(a)    Section 5.01(d) of the Purchase Agreement shall be amended by adding the following new clause (E) at the end of such section:

“(E) acquisitions of any other Person or business as to which the consideration for all such acquisitions does not exceed $5,000,000 individually or $25,000,000 in the aggregate (provided that, as a result of any such acquisition, neither the Company nor any of its Subsidiaries becomes bound by any Contract that, if the Company or any of its Subsidiaries had completed such acquisition prior to the date of this Agreement, would have been a Contract of the type described in Section 3.16(f), Section 3.21(a)(i) or clause (i)(x) of Section 5.01(f)); it being understood that for any acquisitions that would otherwise be permitted under this clause (E), the Company shall provide reasonable advance notice prior to entering into any definitive documentation with respect to such acquisition;”

(b)    Section 5.01(m) of the Purchase Agreement shall be amended by replacing “$25,000,000” with “$50,000,000”.

Section 3. Letter of Credit Matters. Section 6.04 of the Purchase Agreement is hereby amended and restated to read as follows:

“The Company has received irrevocable standby letters of credit from the financial institutions named therein (the “L/C Banks”), in the aggregate amount of $2,000,000,000 in favor of the Company, dated as of the dates thereof (the “Letters of Credit”), pursuant to which the Company has the right to draw in amounts to fund the Buyer Termination Compensation or to satisfy any damages judgment, decision or award of a Governmental Authority pursuant to which Buyer is obligated to pay amounts to the Company pursuant to this Agreement. As promptly as reasonably practicable after the execution of Amendment No. 2 to this Agreement (but in any event within fourteen (14) days of the date of such amendment (the “Amended Delivery Date”)), Buyer shall cause each Letter of Credit to be amended to (1) extend the Expiration Date (as defined in each Letter of Credit) until December 31, 2018, (2) provide that if such funds are due and payable (A) pursuant to Section 8.03(c)(v), then each such L/C Bank shall fund all funds under the applicable Letter of Credit to the Company as soon as possible (but in any event within five (5) Business Days) after each such L/C Bank receives written confirmation from the Company (the “Company Confirmation”) that such funds are due and payable to the Company; provided that such Company Confirmation may not be delivered prior to 11:59 p.m. New York City time on July 25, 2018, and (B) in all other cases pursuant to this Agreement, each L/C Bank shall fund all funds under the applicable Letter of Credit to the Company on the fifth (5th) Business Day after each such L/C Bank receives a Company Confirmation that such funds are due and payable to the Company, and (3) provide that within eight (8) hours of receiving a Company Confirmation, each such L/C Bank shall provide Buyer with a copy of the Company Confirmation. In the event that a Letter of Credit terminates in accordance with its terms upon reaching the Expiration Date (as defined in each Letter of Credit) during the time of a pending Action relating to the Buyer Termination Compensation, Buyer shall promptly, and at its sole cost and expense, obtain a replacement letter of credit that has substantially identical terms to those set forth in the terminated Letter of Credit (with such replacement letter of credit thereafter constituting a Letter of Credit under this Section 6.04). Buyer shall provide the Company a true and complete copy of any such replacement letter of credit. Buyer shall not, and shall not permit any of its Affiliates to, (a) agree, resolve or commit to amend, modify, terminate or waive any right or remedy under any Letter of Credit or (b) take, agree, resolve, commit to take, any action that could in any way adversely impact any of the Company’s rights (including the Company’s ability to enforce its rights) under any Letter of Credit; it being understood that nothing in this sentence shall restrict Buyer in enforcing its rights hereunder. Buyer shall arrange that any and all commitment fees or other fees required to be paid pursuant to the terms of any Letter of Credit or any financing facility or reimbursement agreement under which any Letter of Credit will be issued on or before the Amended Delivery Date, will be paid in full, and will pay in full any such amounts when due. On the Amended Delivery Date, Buyer shall provide to the Company true and complete copies of the amended Letters of Credit.”

Section 4. Termination by Buyer. Section 8.01(c) of the Purchase Agreement shall be amended by adding a new clause (iv) that shall read as follows:

“(iv)    if the Buyer Termination Compensation has been received by the Company pursuant to Section 8.03(c)(v);”

Section 5. Buyer Termination Compensation

(b)    Section 8.03(c) of the Purchase Agreement shall be amended and restated in its entirety to read as follows:

“(i)    If this Agreement is terminated by Buyer or the Company pursuant to Section 8.01(b)(i), if, as of the time of such termination, the only Offer Conditions that have not been satisfied or waived (to the extent such waiver is not prohibited by applicable Law and other than those conditions that by their nature are to be satisfied by actions taken at the Expiration Time) are any one or more of those set forth in (a) paragraph (C) of Annex I if the Legal Restraint by any Governmental Authority of competent jurisdiction to prevent the Offer, the Asset Sale, the Second Step Distribution or the other Transactions prohibits, renders illegal or enjoins the consummation of the Internal Reorganization in any material respect, and (b) paragraph (J) of Annex I;

(ii)    If this Agreement is terminated by Buyer or the Company pursuant to Section 8.01(b)(ii) if the Legal Restraint by any Governmental Authority of competent jurisdiction to prevent the Offer, the Asset Sale, the Second Step Distribution or the other Transactions prohibits, renders illegal or enjoins the consummation of the Internal Reorganization in any material respect;

(iii)    If this Agreement is terminated by Buyer or the Company pursuant to Section 8.01(b)(iii), if, as of the time of such termination, the only Offer Conditions that have not been satisfied or waived (to the extent such waiver is not prohibited under applicable Law, other than those conditions that by their nature are to be satisfied by actions taken at the Expiration Time) are any one or more those conditions set forth in (a) paragraph (C) of Annex I if the Legal Restraint by any Governmental Authority of competent jurisdiction to prevent the Offer, the Asset Sale, the Second Step Distribution or the other Transactions prohibits, renders illegal or enjoins the consummation of the Internal Reorganization in any material respect and (b) paragraph (J) of Annex I;

(iv)     If this Agreement is terminated by Buyer or the Company for any reason in accordance with the terms hereof (other than by Buyer pursuant to Section 8.01(c)(ii) or by the Company pursuant to Section 8.01(d)(i)), and, at the time of any such termination, approval of the Ministry of Commerce of the People’s Republic of China, or any jurisdiction listed on Schedule 1.01(b) of the Company Letter where the Parties’ previously obtained clearance will expire or where the applicable Governmental Authority has required or requested a resubmission for clearance, has not been received; or

(v)    At any time after 11:59 p.m. New York City time on July 25, 2018, if, at such time, approval of the Ministry of Commerce of the People’s Republic of China, or any jurisdiction listed on Schedule 1.01(b) of the Company Letter where the Parties’ previously obtained clearance will expire or where the applicable Governmental Authority has required or requested a resubmission for clearance, has not been received;

then Buyer shall, (x) concurrently with such termination, in the case of a termination by Buyer, (y) within five (5) Business Days, in the case of a termination by the Company, or (z) in the case of Section 8.03(c)(v), no later than 9:00 a.m. New York City time on July 26, 2018, pay, or cause to be paid, to the Company an amount equal to the Buyer Termination Compensation by wire transfer of immediately available funds; provided that, solely with respect to clauses (i)-(iii) of this Section 8.03(c), Buyer shall not be obligated to pay the Buyer Termination Compensation if (A) the Company’s breach of any of its obligations or representations and warranties under this Agreement proximately caused the failure to satisfy the Offer Condition set forth in paragraph (C) or (J) of Annex I or of the imposition of the applicable Legal Restraint or (B) if, at the time of such termination, Buyer was entitled to terminate this Agreement pursuant to Section 8.01(c)(i). Upon the Company’s actual receipt of the Buyer Termination Compensation under the Letters of Credit, Buyer’s obligation to pay the Buyer Termination Compensation pursuant to this Section 8.03 will be deemed satisfied.”

Section 6. Effect of Termination. Section 8.02 of the Purchase Agreement shall be amended by adding the following at the end of such Section:

“and (c) nothing herein shall relieve the Company of the obligation to reimburse the Buyer Termination Compensation to Buyer, which reimbursement shall constitute Buyer’s sole and exclusive remedy, in the event of the Company’s receipt of funds under the Letters of Credit in circumstances where the Company was not entitled to receive the Buyer Termination

Compensation pursuant to the terms of Section 8.03(c); it being understood that the prevailing Party in any such enforcement Action associated with Amendment No. 2 to this Agreement shall also be entitled to reimbursement from the non-prevailing Party for all reasonable and documented costs and expenses (including reasonable attorneys’ fees and expenses) that it and its Affiliates incurred in such Action.”

Section 7. Amendment to Company Letter. The Company Letter shall be amended as set forth in Exhibit A hereto.

Section 8. Amendment to Offer Documents. Buyer shall file with the SEC all necessary amendments or supplements to the Schedule TO and the Offer Documents giving effect to this Amendment within one (1) Business Day after the date of this Amendment, and shall cause the Offer Documents to be disseminated to the Company’s shareholders in accordance with the applicable requirements of the Exchange Act. On the date of filing by Buyer of the amendments or supplements to the Schedule TO and Offer Documents, the Company shall file with the SEC an amendment to its Schedule 14D-9 describing, among other disclosures relating to this Amendment, the recommendation of the Company Board with respect to this Amendment, and shall cause the amendment to the Schedule 14D-9 to be disseminated to the Company’s shareholders as required by Rule 14d-9 under the Exchange Act.

Section 9. References to the Purchase Agreement. After giving effect to this Amendment, each reference in the Purchase Agreement or the Company Letter to “this Agreement”, “hereof”, “hereunder”, “herein”, or words of like import referring to the Purchase Agreement shall refer to the Purchase Agreement as amended by this Amendment, and all references in the Company Letter to “this Company Letter” shall refer to the Company Letter as amended by this Agreement; provided that references in the Agreement or the Company Letter to “as of the date hereof” or “as of the date of this Agreement” or words of like import shall refer to October 27, 2016. In the event of any conflict between the provisions of this Amendment and the provisions of the Purchase Agreement (absent this Amendment), the provisions of this Amendment prevail to the extent permitted by Law.

Section 10. Miscellaneous. This Amendment and the Purchase Agreement, including the Annexes and Exhibits thereto, the Company Letter, taken together with the Confidentiality Agreement and the other documents delivered in connection with this Amendment and the Purchase Agreement, constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions. Except as specifically amended by this Amendment, all of the terms, covenants and other provisions of the Purchase Agreement, the Company Letter and the Transactions, as amended by this Amendment, are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. The terms and provisions of Article 9 of the Purchase Agreement are incorporated herein by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this Amendment.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the date first set forth above.

QUALCOMM RIVER HOLDINGS B.V.

By:	/s/ Edwin Denekamp
Name:	Edwin Denekamp
Title:	Managing Director A

[Signature Page (Purchase Agreement Amendment No. 2)]

QUALCOMM RIVER HOLDINGS B.V.

By:	/s/ Adam Schwenker
Name:	Adam Schwenker
Title:	Managing Director B

[Signature Page (Purchase Agreement Amendment No. 2)]

NXP SEMICONDUCTORS N.V.

By:	/s/ Richard L. Clemmer
Name:	Richard L. Clemmer
Title:	President & CEO

[Signature Page (Purchase Agreement Amendment No. 2)]